SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

State Registration (N.I.R.E.) 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR BRASKEM’S EXTRAORDINARY GENERAL MEETING TO BE HELD ON NOVEMBER 12, 2019

Dear Shareholders,

According to request of the controlling shareholder, the Management of Braskem S.A. (“Company” or “Braskem”) submits a proposal (“Proposal”) regarding the matters included in the agenda of the Extraordinary General Meeting to be held on November 12, 2019, in the headquarters of the Company (“Meeting”), pursuant to the Call Notice published on such date:

1.           Resolve on the election of one (1) effective member of the Company’s Board of Directors, appointed by the controlling shareholder, to conclude the term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2019.

Considering the resignation submitted by Mr. Marcelo Moses de Oliveira Lyrio, on October 18, 2019, current effective member and Chairman of the Board of Directors of the Company, with effect as of the investiture into office of his replacement, according to Communication to the Market disclosed on October 21, 2019, at the request of the controlling shareholder of the Company, the Company’s Management submits to the shareholders the resolution on the election of Mr. Rogerio Bautista da Nova Moreira, to conclude the remaining term of office, which will end on the Annual General Meeting that will resolve on the financial statements of the Company regarding the fiscal year to end on December 31, 2019.

Exhibit I to this Proposal includes information on the candidate appointed by the controlling shareholder, pursuant to items 12.5 to 12.10 of the Reference Form, observing the provisions of article 10, item I of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”).

2.           Definition of the new Chairman of the Board of Directors of the Company, appointed by the controlling shareholder among the members of the Board of Directors, to conclude the remaining term of office in progress until the Annual General Meeting which will appraise the financial statements of the Company regarding the fiscal year to end on December 31, 2019.

Considering the resignation submitted by Mr. Marcelo Moses de Oliveira Lyrio, as mentioned above, at the request of the controlling shareholder, the Management of the Company submits to the shareholders, under article 19 of the Company’s Bylaws and Shareholders’ Agreement, the proposal for election of Mr. Roberto Simões, current effective member of the Board of Directors of the Company, as Chairman of the Company’s Board of Directors.

Shareholders’ Representation:

The participation of the shareholders in the Meeting may be in person or by a proxy duly appointed. Detailed guidelines regarding the documentation required for the representation are set forth in this Proposal, in the Call Notice for the Meeting disclosed on this date and in item 12.2 of the Company's Reference Form.

With the objective of expediting the works of the Meeting, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting:  (i) in the case of Individuals: an identification document with photograph; (ii) in the case of Legal Entities: a certified copy of the last consolidated bylaws or articles of association and the corporate documentation that shows legal representation of the shareholder, whether original or certified copy of the identification document with photograph of the legal representative and original copy; and (iii) in the case of Investment Funds: a copy of the last rules of the Fund (if the rules do not include the voting policy of the fund, they must also submit the supplementary information form or a similar document), a certified copy of the Bylaws or Articles of Association of the manager or administrator of the Fund, as the case may be, observing the voting policy of the fund, and the corporate documents that prove the powers of representation.

Additionally, the following must also be submitted (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (08) days prior to the date scheduled for the Meeting; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, provided by the custodian body.

When the shareholder is represented by an attorney-in-fact, the respective power of attorney must be submitted, duly regularized in accordance with the law, with special powers acknowledgment of the signature, notarization, legalization by the consulate or apostille (as the case may be) and sworn translation, accompanied by the instrument of incorporation or bylaws or articles of association, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office, if the shareholder is a legal entity.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not adopt the remote voting procedure for the purposes of this Meeting under CVM Ruling 481.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

*    *    *

EXHIBIT	PAGE
EXHIBIT I – Appointment of administrator to replace the effective member of the Board of Directors of the Company, according to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Ruling No. 481.	5

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR BRASKEM’S EXTRAORDINARY GENERAL MEETING TO BE HELD ON NOVEMBER 12, 2019

Appointment of administrator to occupy the position of effective member of the Company’s Board of Directors, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling No. 481.

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATE TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
CPF	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Meetings attendance percentage (%)
Other positions and offices held at the Company
ROGÉRIO BAUTISTA DA NOVA MOREIRA	06/11/1976	Belongs to the Board of Directors	11/12/2019	Until 2020 Annual Meeting	The appointment is for the 1st Term of office
889.539.205-15	Attorney	Board of Directors (Effective member)	11/12/2019	Yes	-
No other positions or offices held at the Company

Professional experience / Declaration of possible convictions / Independence Criteria

ROGÉRIO BAUTISTA DA NOVA MOREIRA – 889.539.205-15

Mr. Rogério Bautista da Nova Moreira was appointed as effective member of the Company’s Board of Directors by Odebrecht S.A. Rogério Bautista da Nova Moreira is currently Director of Empreendimentos Imobiliários S.A. and in Lagoa da Barra S.A.; and, general counsel of Odebrecht S.A. Previously, he worked as Director at Santo Antonio Energia S.A. And Odebrecht Comercializadora de Energia S.A. Between 2014 and 2015. He also worked as general counsel of OR Empreendimentos Imobiliários S.A., between 2016 and 2019, and of Odebrecht Energia S.A., between 2012 and 2016, and as attorney of Odebrecht Energia S.A., between 2008 and 2012, of Braskem S.A., between 2002 and 2008, of law firm Veirano Advogados, between 2000 and 2001; and, of Deloitte, between 1999 and 2000. Mr. Moreira has a degree in Law from Universidade Católica de Salvador in 1999, he has a specialization in Tax Law from Instituto Brasileiro de Direito Tributário and a MBA in business management by Fundação Getúlio Vargas. Mr. Moreira states that he has: (a) no criminal conviction; (b) no adverse decision in administrative proceedings of the CVM; and (c) no adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Director declares he is not a politically exposed person, under CVM Normative Ruling No. 301/99, and does not hold a position in a third-sector organization.

12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees.

Not applicable.

12.9  Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a)  Company Administrators.

There is no family relationship to be disclosed.

(b)   (i) Company’s administrators; and (ii) administrators of directly or indirectly controlled companies of the Company.

There is no family relationship to be disclosed.

(c)  (i) Company administrators or administrators of its directly or indirectly controlled companies; and (ii) direct or indirect controlling shareholders of the Company.

There is no family relationship to be disclosed.

(d)   (i) Company administrators and (ii) administrators of direct or indirect controlling companies of the Company.

There is no family relationship to be disclosed.

12.10  Relationships of subordination, provision of services or control between administrators and controlled companies, controlling companies and others

2019

Identification	CPF/CNPJ	Type of relationship of the Administrator	Type of related person
ROGÉRIO BAUTISTA DA NOVA MOREIRA Effective Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Rogério Bautista da Nova Moreira is the general counsel of Odebrecht S.A.	889.539.205-15 05.144.757/0001-72	Subordination	Indirect Controller

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.